News release

Ruling by the U.S. District Court of Massachussetts

Leverkusen, Germany, December 27, 2018 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today comments on a court order issued by the U.S. District Court of Massachussetts.

Biofrontera is currently involved in litigation with DUSA Pharmaceuticals. DUSA sued Biofrontera in the U.S. District Court of Massachusetts. DUSA has alleged that certain Biofrontera employees misappropriated documents containing DUSA confidential information or DUSA trade secrets.

In November 2018, DUSA asked the court to enter a preliminary injunction requiring Biofrontera to take certain action. In December 2018, the court largely rejected DUSA’s request. The court rejected DUSA’s request to collect and image computing devices from Biofrontera employees. The court also rejected DUSA’s request to order Biofrontera to stop contacting certain customers. Thus, Biofrontera may continue marketing and selling its products to all current and potential customers.

The court did order Biofrontera to stop using certain documents in its possession that appear to contain DUSA information. Before the court’s order, Biofrontera had already instructed employees shortly after litigation with DUSA began to stop using documents that appear to have originated at or were created by DUSA, if and to the extent that any of them had been using any such documents. Importantly, the court’s order was made on an interim basis, and was not a final decision on the merits. The case is ongoing and the parties are still collecting all relevant evidence.

Biofrontera maintains that none of the documents identified in the case contain DUSA confidential information or DUSA trade secrets. The documents identified are also not vital to Biofrontera’s ongoing operations or to its strategic growth. Biofrontera will continue to vigorously defend itself against DUSA’s allegations.

As noted in prior statements, Biofrontera sued DUSA in California state court related to DUSA’s pricing, sampling, and sales practices. That court has allowed several claims to proceed against DUSA, and Biofrontera has already filed an amended complaint with additional allegations related to DUSA’s pricing and sampling practices.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Company’s Annual Report on Form 20F and other reports filed by it with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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For enquiries, please contact:

Biofrontera AG	+49 (0) 214 87 63 2 0

Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com

IR UK: Seton Services

Toni Vallen	+44 (0) 207 224 8468

IR and PR US: The Ruth Group

IR: Tram Bui	+1 646-536-7035

PR: Kirsten Thomas	+1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

News release

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90+

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102